UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                               (Amendment No. 1)1


                             IDX SYSTEMS CORPORATION
                                (Name of Issuer)


                          COMMON STOCK, PAR VALUE $0.01
                         (Title of Class of Securities)


                                   449491 10 9
                                 (CUSIP Number)


                                December 31, 2002
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [   ]    Rule 13d-1(b)
         [X]      Rule 13d-1(c)
         [   ]    Rule 13d-1(d)

-------------------------------

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 449491 10 9                       13G                Page 2 of 5 Pages
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1          NAMES OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Cynthia K. Hoehl
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                   (a)  [   ]
                                                                   (b)  [   ]
           Inapplicable
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3          SEC USE ONLY


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4          CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  NUMBER OF SHARES     5   SOLE VOTING POWER
 BENEFICIALLY OWNED
  BY EACH REPORTING        70 shares held by Mrs. Hoehl as custodian for
     PERSON WITH           Alexandra E. Becker, UGTMA/VT
                       ---------------------------------------------------------
                       ---------------------------------------------------------
                       6   SHARED VOTING POWER

                           2,977,948 (consists of (i) 80,000 shares held by the
                           Hoehl Family Foundation, a Vermont non-profit
                           corporation, the officers and trustees of which are
                           Cynthia K. Hoehl and her spouse, Robert H. Hoehl, and
                           certain of their children, and as to which shares Mr.
                           and Mrs. Hoehl each disclaim beneficial ownership;
                           (ii) 666,537 shares held by Mrs. Hoehl, as trustee of
                           three trusts (three trusts for 222,179 shares each),
                           the beneficiaries of which are the Hoehl's children,
                           as to which shares Mrs. Hoehl, as trustee, shares
                           voting power with Mr. Hoehl pursuant to an informal
                           voting arrangement, and as to which shares Mr. and
                           Mrs. Hoehl each disclaim beneficial ownership; (iii)
                           980,617 shares held by Mrs. Hoehl, as trustee of the
                           Robert H. Hoehl Grantor Retained Annuity Trust under
                           agreement dated December 12, 2001, as to which shares
                           Mrs. Hoehl, as trustee, shares voting power with Mr.
                           Hoehl pursuant to an informal voting arrangement, and
                           as to which shares Mr. and Mrs. Hoehl each disclaim
                           beneficial ownership; and (iv) 1,250,794 shares held
                           by Mrs. Hoehl, as trustee of the Robert H. Hoehl
                           FLITE Trust under agreement dated December 12, 2001,
                           a Florida intangible tax exemption trust, as to which
                           shares, Mrs. Hoehl, as trustee, shares voting power
                           with Mr. Hoehl pursuant to an informal voting
                           arrangement.
                       ---------------------------------------------------------
                       ---------------------------------------------------------
                       7   SOLE DISPOSITIVE POWER

                           2,898,018 (consists of (i) 666,537 shares held by
                           Mrs. Hoehl, as trustee of three trusts (three trusts
                           for 222,179 shares each), the beneficiaries of which
                           are the Hoehl's children, as to which shares Mrs.
                           Hoehl, as trustee, shares voting power with Mr. Hoehl
                           pursuant to an informal voting arrangement, and as to
                           which shares Mr. and Mrs. Hoehl each disclaim
                           beneficial ownership; (ii) 980,617 shares held by
                           Mrs. Hoehl, as trustee of the Robert H. Hoehl Grantor
                           Retained Annuity Trust under agreement dated December
                           12, 2001, as to which shares Mrs. Hoehl, as trustee,
                           shares voting power with Mr. Hoehl pursuant to an
                           informal voting arrangement, and as to which shares
                           Mr. and Mrs. Hoehl each disclaim beneficial
                           ownership; (iii) 1,250,794 shares held by Mrs.
                           Hoehl, as trustee of the Robert H. Hoehl FLITE Trust
                           under agreement dated December 12, 2001, a Florida
                           intangible tax exemption trust, as to which shares,
                           Mrs. Hoehl, as trustee, shares voting power with Mr.
                           Hoehl pursuant to an informal voting arrangement; and
                           (iv) 70 shares held by Mrs. Hoehl as custodian for
                           Alexandra E. Becker, UGTMA/VT.
                       ---------------------------------------------------------
                       ---------------------------------------------------------
                       8   SHARED DISPOSITIVE POWER

                           80,000 (consists of 80,000 shares held by the
                           Hoehl Family Foundation, a Vermont non-profit corporation, the officers and trustees of which are Mr. and Mrs. Hoehl and certain of their children, and as to which shares Mr. and Mrs. Hoehl each disclaim beneficial ownership).
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9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,978,018
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10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           Inapplicable
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11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           10.25%
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12         TYPE OF REPORTING PERSON

           IN
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


CUSIP No. 449491 10 9                                          Page 3 of 5 Pages


Item 1(a)         Name of Issuer:
                  ---------------

                  IDX Systems Corporation

Item 1(b)         Address of Issuer's Principal Executive Offices:
                  ------------------------------------------------

                  40 IDX Drive
                  P.O. Box 1070
                  South Burlington, Vermont  05403

Item 2(a)         Name of Person Filing:
                  ----------------------

                  Cynthia K. Hoehl

Item 2(b)         Address of Principal Business Office or, if None, Residence:
                  ------------------------------------------------------------

                  8473 Bay Colony Drive
                  Biltmore #1602
                  Naples, FL  34108

Item 2(c)         Citizenship:
                  ------------

                  United States of America

Item 2(d)         Title of Class of Securities:
                  -----------------------------

                  Common Stock, $0.01 par value

Item 2(e)         CUSIP Number:
                  -------------

                  449491 10 9

Item 3            Description of Person Filing:
                  -----------------------------

                  Inapplicable

Item 4            Ownership:
                  ----------

                  (a) Amount Beneficially owned:

                      2,978,018*


--------
* As of December 31, 2002. This amount consists of (i) 80,000 shares held by the Hoehl Family Foundation, a Vermont non-profit corporation, the officers and trustees of which are Cynthia K. Hoehl and her spouse, Robert H. Hoehl, and certain of their children, and as to which shares Mr. and Mrs. Hoehl each disclaim beneficial ownership; (ii) 666,537 shares held by Mrs. Hoehl, as trustee of three trusts (three trusts for 222,179 shares each), the beneficiaries of which are the Hoehl's children, as to which shares Mrs. Hoehl, as trustee, shares voting power with Mr. Hoehl pursuant to an informal voting arrangement, and as to which shares Mr. and Mrs. Hoehl each disclaim beneficial ownership; (iii) 980,617 shares held by Mrs. Hoehl, as trustee of the Robert H. Hoehl Grantor Retained Annuity Trust under agreement dated December 12, 2001, as to which shares Mrs. Hoehl, as trustee, shares voting power with Mr. Hoehl pursuant to an informal voting arrangement, and as to which shares Mr. and Mrs. Hoehl each disclaim beneficial ownership; (iv) 1,250,794 shares held by Mrs. Hoehl, as trustee of the Robert H. Hoehl FLITE Trust under agreement dated December 12, 2001, as to which shares, Mrs. Hoehl, as trustee, shares voting power with Mr. Hoehl pursuant to an informal voting arrangement; and (v) 70 shares held by Mrs. Hoehl as custodian for Alexandra E. Becker, UGTMA/VT.

CUSIP No. 449491 10 9                                         Page 4 of 5 Pages


                  (b) Percent of Class: 10.25%

                  (c) Number of Shares as to Which Such Person Has:


                  (i)   sole power to vote or to direct the vote: 70
                  (ii)  shared power to vote or to direct the vote: 2,977,948
                  (iii) sole power to dispose or to direct the  disposition
                          of: 2,898,018
                   (iv) shared power to dispose or to direct the disposition
                          of: 80,000

Item 5            Ownership of Five Percent or Less of a Class:
                  ---------------------------------------------

                  Inapplicable

Item 6            Ownership of More than Five Percent on Behalf of Another
                  --------------------------------------------------------------
                  Person:
                  -------


                  Robert H. Hoehl has the right to receive or the power to direct the receipt of dividends from, or proceeds from, as applicable, the sale of (i) 980,617 shares held by Mrs. Hoehl, as trustee of the Robert H. Hoehl Grantor Retained Annuity Trust under agreement dated December 12, 2001, as to which shares Mrs. Hoehl, as trustee, shares voting power with Mr. Hoehl pursuant to an informal voting arrangement; (ii) 80,000 shares held by the Hoehl Family Foundation, a Vermont non-profit corporation, the officers and trustees of which are Mr. and Mrs. Hoehl and certain of their children; and (iii) 1,250,794 shares held by Mrs. Hoehl, as trustee of the Robert
                  H. Hoehl FLITE Trust under agreement dated December 12, 2001, as to which shares Mrs. Hoehl, as trustee, shares voting power with Mr. Hoehl pursuant to an informal voting arrangement.

Item 7            Identification and Classification of the Subsidiary Which
                  ---------------------------------------------------------
                  Acquired the Security Being Reported on by the Parent
                  -----------------------------------------------------
                  Holding Company or Control Person:
                  ----------------------------------

                  Inapplicable

Item 8            Identification and Classification of Members of the Group:
                  ----------------------------------------------------------

                  Inapplicable

Item 9            Notice of Dissolution of a Group:
                  ---------------------------------

                  Inapplicable

Item 10           Certifications:
                  ---------------

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 449491 10 9                                         Page 5 of 5 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            DATED: February 14, 2003



                            /S/ CYNTHIA K. HOEHL
                            ------------------------------
                            Cynthia K. Hoehl